Exhibit 5.4

postal address	P.O. Box 71170
1008 BD AMSTERDAM
office address	Forum
Fred. Roeskestraat 100
1076 ED AMSTERDAM
The Netherlands
telephone	+31 (0)20 578 5735
fax	+31 (0)20 578 5812
e-mail	martijn.schoonewille@loyensloeff.com
internet	www.loyensloeff.com
To:
Avago Technologies Finance Pte. Ltd.
1 Yishun Avenue
Singapore 768923

AVAGO TECHNOLOGIES HOLDINGS B.V.
AVAGO TECHNOLOGIES STORAGE HOLDINGS B.V. IN LIQUIDATIE
AVAGO TECHNOLOGIES WIRELESS HOLDINGS B.V.
Privileged
Amsterdam, 14 December 2006
Dear Sir/Madam,
You have requested us, the undersigned, as special counsel on certain matters of Dutch law to:
(a)	Avago Technologies Holdings B.V., a private limited liability company under Dutch law (“Avago Technologies”);

(b)	Avago Technologies Storage Holdings B.V. in liquidatie, a private limited liability company under Dutch law (“Avago Storage”); and
(c)	Avago Technologies Wireless Holdings B.V., a private limited liability company under Dutch law (“Avago Wireless”), to render an opinion in connection with the guarantees granted by the Dutch Guarantors (as defined below) in the Indentures (as defined below) pursuant to a registration statement on Form F-4 under the Securities Act of 1933, as amended from time to time, filed with the Securities and Exchange Commission (the “Registration Statement”).
Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.
In this opinion:
“Dutch Guarantees” means, collectively, the guarantee of the obligations of Avago Technologies Finance Pte. Ltd, Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc. (collectively, the “Issuers”) by the Dutch Guarantors pursuant to the Senior Subordinated Notes Indenture (as defined in Annex I) and the guarantee of the obligations of the Issuers by the Dutch Guarantors pursuant to the Senior Notes Indenture (as defined in Annex I).
The public limited company Loyens & Loeff N.V. is established in Rotterdam and is registered with the Trade Register of the Chamber of Commerce and Industry under number 24370566. Solely Loyens & Loeff N.V. shall operate as contracting agent. All its services shall be governed by its General Terms and Conditions, including, inter alia, a limitation of liability and a nomination of competent jurisdiction. These General Terms and Conditions have been printed on the reverse side of this page and may also be consulted via www.loyensloeff.com. The conditions were deposited with the Registry of the Rotterdam District Court on 20 October 2006 under number 90/2006.
amsterdam   •   antwerp   •    arnhem   •    brussels   •    eindhoven   •    luxembourg   •    rotterdam   •    aruba
curacao   •    frankfurt   •    geneva   •    london   •    new york   •    paris   •    singapore   •    tokyo   •    zurich

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“Dutch Guarantors” means, collectively, Avago Technologies, Avago Storage and Avago Wireless and “Dutch Guarantor” means each of them.
“Indentures” means, collectively, the documents listed in Annex I hereto.
“Resolutions” means, collectively, the Board Resolutions and the Shareholder’s Resolutions, each as defined herein.
“Trade Register” means the trade register of the Chamber of Commerce of Amsterdam, the Netherlands.
In rendering this opinion, we have examined and relied upon electronically submitted copies of the Indentures, and upon the following documents:
(1)	a facsimile copy of an excerpt of the registration of (a) Avago Technologies, dated 17 October 2005, (b) Avago Storage, dated 17 October 2005, and (c) Avago Wireless, dated 17 October 2005, in the Trade Register (collectively, the “2005 Excerpts”);

(2)	a facsimile copy of an excerpt of the registration of (a) Avago Technologies, dated 4 December 2006, (b) Avago Storage, dated 4 December 2006, and (c) Avago Wireless, dated 4 December 2006, in the Trade Register (collectively, the “Excerpts”);

(3)	a facsimile copy of the deed of incorporation (akte van oprichting) of (a) Avago Technologies, dated 28 September 2005, (b) Avago Storage, dated 28 September 2005, and (c) Avago Wireless, dated 28 September 2005 (collectively, the “Deeds of Incorporation”);

(4)	a facsimile copy of the articles of association (statuten) of (a) Avago Technologies, as they read after the deed of amendment, dated 13 October 2005, (b) Avago Storage, as they read after the deed of amendment, dated 13 October 2005, and (c) Avago Wireless, as they read after the deed of amendment, dated 13 October 2005 (collectively, the “2005 Articles”);

(5)	a facsimile copy of the articles of association (statuten) of (a) Avago Technologies, as they read after the deed of amendment, dated 30 August 2006, (b) Avago Wireless, as they read after the deed of amendment, dated 30 August 2006, and (c) Avago Storage, as they read after the deed of amendment, dated 13 October 2005 (collectively, the “Articles”);

(6)	a facsimile copy of the resolution of all members of the board of the managing directors of each of (a) Avago Technologies, dated 21 November 2005, (b) Avago Storage, dated 21 November 2005, and (c) Avago Wireless, dated 21 November 2005 (collectively, the “Board Resolutions”), each resolving and approving the entry into, the execution of and the performance of the obligations under, inter alia, the Indentures and including a power of attorney (jointly referred to as the “Powers of Attorney”);

(7)	a facsimile copy of the resolution of the general meeting of shareholders of each of (a) Avago Technologies, dated 21 November 2005, (b) Avago Storage, dated 21 November 2005 and (c) Avago Wireless, dated 21 November 2005, each, inter alia, approving the respective Board Resolutions (collectively, the “Shareholders’ Resolutions”).
For the purpose of the opinions expressed herein, we have assumed:
(i)	the genuineness of all signatures;

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(ii)	the authenticity of all agreements, certificates, instruments, and other documents submitted to us as originals;

(iii)	the conformity to the originals of all agreements, certificates, instruments, and other documents submitted to us as conformed copies;

(iv)	that the information recorded in the 2005 Excerpts was true, accurate and complete on the date of the Resolutions, on the date of Powers of Attorney and on the date of the Indentures;

(v)	that the information recorded in the Excerpts is true, accurate and complete on the date hereof (although not constituting conclusive evidence thereof our assumption is supported by information obtained by telephone today from the Trade Register confirming that no changes were registered after the date of the Excerpts);

(vi)	that the Indentures have not been amended, supplemented (other than by the Supplemental Indentures), terminated, rescinded or declared null and void;

(vii)	that (i) the Deeds of Incorporation are valid notarial deeds (authentieke akten), (ii) the contents thereof are correct and complete and (iii) there were no defects in the incorporation process (not appearing on the face of the Deeds of Incorporation) for which a court might dissolve the Dutch Guarantors;

(viii)	that none of the Dutch Guarantors has been dissolved (ontbonden), except for Alvago Storage, merged (gefuseerd), split up (gesplitst), granted a suspension of payments (surseance verleend), declared bankrupt (failliet verklaard) or subjected to any other insolvency proceedings listed in Annex A or winding up proceedings listed in Annex B of the 29 May 2000 Council Regulation (EC) No 1346/2000 on Insolvency Proceedings (the “Insolvency Regulation”) (although not constituting conclusive evidence thereof, this assumption is supported by (a) the contents of the Excerpts, and (b) information obtained by telephone today from (i) the bankruptcy clerk’s office (faillissementsgriffie) of the court in Amsterdam, the Netherlands, and (ii) the international bankruptcy clerk’s office (internationale faillissementsgriffie) of the court in The Hague, the Netherlands);

(ix)	that Avago Storage is in the process of settlement (vereffening) as meant in article 2:19 paragraph 5 of the Dutch Civil Code (Burgerlijk Wetboek);

(x)	that the 2005 Articles were the articles of association (statuten) of the Dutch Guarantors in force on the date of the Resolutions, on the date of the Powers of Attorney and on the date of the Indentures (although not constituting conclusive evidence thereof, this assumption is supported by the contents of the 2005 Excerpts);

(xi)	that the Articles are the articles of association (statuten) of the Dutch Guarantors in force on the date hereof (although not constituting conclusive evidence thereof, this assumption is supported by the contents of the Excerpts);

(xii)	that the management board of Avago Technologies consisted on 21 November 2005 of Mr. Kenneth Yeh-Kang Hao, Mr. Adam Herbert Clammer and Mr. Jean-Marc Pesnel;

(xiii)	that the management board of Avago Storage consisted on 21 November 2005 of Mr. Kenneth Yeh-Kang Hao, Mr. Adam Herbert Clammer and Mr. Jean-Marc Pesnel;

(xiv)	that the management board of Avago Wireless consisted on 21 November 2005 of Mr. Kenneth Yeh-Kang Hao, Mr. Adam Herbert Clammer and Mr. Jean-Marc Pesnel;

(xv)	that the Resolutions (a) correctly reflect the resolutions made by the relevant corporate bodies of each relevant Dutch Guarantor in respect of the transaction contemplated by the Indentures, (b) have been made with due observance of the 2005 Articles and (c) have not been and will not be amended, revoked, or declared null and void; and

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(xvi)	that none of the Dutch Guarantors has established nor is in the process of establishing a works council (ondernemingsraad) or central works council (centrale ondernemingsraad) with jurisdiction over the transaction envisaged by the Indentures, on the date of the Resolutions and on the date of the Indentures.
Based upon the foregoing and subject to (a) any factual matters or documents not disclosed to us in the course of our investigation and (b) the qualifications and limitations stated hereinafter, we are of the opinion that on the date hereof:
Corporate status
A.	Each of the Dutch Guarantors has been duly incorporated and is validly existing as a besloten vennootschap met beperkte aansprakelijkheid (private company with limited liability) under Dutch law.
Corporate power
B.	On 1 December 2005, each of the Dutch Guarantors had the corporate power and authority to execute and deliver the Indentures and to perform its obligations thereunder.
Duly authorised, executed and delivered
C.	The execution and delivery of each of the Dutch Guarantors of the Indentures, and the performance by each Dutch Guarantor of the obligations thereunder, including the Dutch Guarantees, have been duly authorised by all requisite corporate action on the part of each Dutch Guarantor.

D.	Each of the Dutch Guarantors has duly executed and delivered the Indentures.
This opinion is subject to the following qualifications:
a.	The opinions expressed herein may be affected or limited by the provisions of any applicable bankruptcy (faillissement), insolvency, fraudulent conveyance (actio Pauliana), reorganisation, suspension of payments (surseance van betaling) and other laws of general application now or hereafter in effect, relating to or affecting the enforcement or protection of creditors’ rights (including but not limited to the laws that apply pursuant to the Insolvency Regulation).

b.	Under the Dutch Bankruptcy Act (Faillissementswet) the declaration of a bankruptcy is effected by a court order, with effect from and including the day on which the bankruptcy order is issued. The clerk of the bankruptcy court is under an obligation to keep a public register in which, inter alia, extracts from the court or orders by which a bankruptcy order is declared are registered. In addition, the bankruptcy trustee has an obligation to publish an extract from the bankruptcy order in the Netherlands State Gazette and in one or more journals indicated by the bankruptcy judge. Therefore, we have made enquiries with the bankruptcy clerk’s office (faillissementsgriffie) of the bankruptcy court of and the international bankruptcy clerk’s office (internationale faillissementsgriffie) of the court of The Hague whether the Dutch Guarantors are registered as being declared bankrupt or having granted a suspension of payments (surseance verleend) in the register kept by the clerk. We have received oral conformation that this is not the case. Such confirmation, however, does not constitute conclusive evidence that the Dutch Guarantors are not declared bankrupt or has not been granted a suspension of payments, as a proper registration of a bankruptcy order is not a condition for the bankruptcy order to be effective.

c.	The validity of the Indentures may be affected by the ultra vires provisions of Section 2:7 of the Dutch Civil Code. These provisions give legal entities the right to invoke the nullity of a transaction if such transaction entered into by such entity cannot serve to realise the objects of such entity and the other parties to such transaction knew, or without independent

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investigation, should have known, that such objects and purposes have been exceeded. All circumstances relevant in determining corporate benefit should be taken into account, including the wording of the objects clause of the articles of association and the level of (direct or indirect) benefit derived by the legal entity. As this is largely dependent on factual matters, we are not in a position to opine on this issue. However, given the fact that the granting of guarantees is expressly included in the objects clause in the Articles and assuming the Dutch Guarantors derive sufficient benefit from the Indentures, it is unlikely that the above ultra vires provisions could be successfully invoked by the Dutch Guarantors.

d.	With regard to Avago Storage it should be noted that in accordance with the contents of the excerpt of the registration of Avago Storage in the Trade Register, dated 4 December 2006, Avago Storage has been dissolved (ontbonden). Pursuant to section 2:19 of the Dutch Civil Code (Burgerlijk Wetboek) a company which has been dissolved, shall continue to exist after its dissolution to the extent required for the purpose of the liquidation of its estate. In all documents and announcements issued by the company, the words ‘in liquidatie’ shall be added to its name. In liquidation the entity ceases to exist when the liquidation ends. The liquidator or the bankruptcy trustee (curator) shall file a notice to this effect for entry in the registers where the entity is registered.
We express no opinion on any law other than Dutch law (unpublished case law not included) as it currently stands. We express no opinion on any laws of the European Communities (insofar as not implemented in the Netherlands in statutes or regulations of general application) unless it concerns EU Regulations (Verordeningen) in effect in the Netherlands on the date of the opinion. In this opinion letter we express no opinion on tax law, on the business merits of the transaction contemplated by the Indentures, on financial assistance rules or on anti-trust law/competition law.
In this opinion letter Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to the concepts described by the same English term as they exist under the laws of other jurisdictions. This opinion letter may only be relied upon under the express condition that any issue of interpretation or liability arising thereunder will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands. In addition, this opinion letter may only be relied upon by you under the express condition that our General Conditions which include a limitation of liability clause (a copy of which is attached hereto as Annex II) apply; the reference to Client includes the opinion addressee and any other party relying upon this opinion letter in accordance with the terms hereof.
This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any of the above documents or any other document examined in connection with this opinion letter except as expressly confirmed herein.
This opinion letter is addressed to you and may only be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of federal securities laws in connection with the Registration Statement. This opinion may not be relied upon by any other person, firm, company, or institution without our prior written consent. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained under the heading “Legal Matters” in the prospectus contained therein.
Yours faithfully,
Loyens & Loeff N.V.

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ANNEX I
INDENTURES
(1)	A 11 7/8 % senior subordinated notes due 2015 indenture, dated 1 December 2005, by and between Avago Technologies Finance Pte. Ltd, Avago Technologies U.S. Inc., Avago Technologies Wireless (USA) Manufacturing Inc., the Guarantors, including the Dutch Guarantors, named on the signatory pages thereto and the Bank of New York as Trustee (the “Senior Subordinated Notes Indenture”), as supplemented by a supplemental indenture no. 1, by and between Avago Technologies Sensor IP Pte. Ltd., Avago Technologies Sensor (U.S.A.) Inc. and The Bank of New York, dated 11 April 2006 (the “Senior Subordinated Notes Supplemental Indenture“); and

(2)	a 10 1/8 % senior notes due 2013 and senior floating notes due 2013 indenture, dated 1 December 2005, by and between Avago Technologies Finance Pte. Ltd, Avago Technologies U.S. Inc., Avago Technologies Wireless (USA) Manufacturing Inc., the Guarantors, including the Dutch Guarantors, named on the signatory pages thereto and the Bank of New York as Trustee (the “Senior Notes Indenture”), as supplemented by a supplemental indenture, by and between Avago Technologies Sensor IP Pte. Ltd., Avago Technologies Sensor (U.S.A.) Inc. and The Bank of New York, dated 11 April 2006 (the “Senior Notes Supplemental Indenture“ and together with the Senior Subordinated Notes Supplement referred to as the “Supplemental Indentures”) .

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ANNEX II
GENERAL CONDITIONS Loyens & Loeff N.V.
The General Terms and Conditions governing the services to be provided by or on behalf of the public limited company Loyens & Loeff N.V., hereinafter to be referred to as ‘Loyens & Loeff’.
1.	The relation between the Client and Loyens & Loeff shall be governed entirely by the law of the Netherlands.

2.	Solely Loyens & Loeff shall operate as contracting agent vis-à-vis the Client. Articles 404 and 407(2) of Book 7 of the Dutch Civil Code shall not be applicable. The person who is directly or indirectly a shareholder of Loyens & Loeff and who carries out professional work on behalf of Loyens & Loeff shall be referred to by Loyens & Loeff as “partner”, in accordance with general professional practice. When performing his professional work, the herein referred to person will be acting solely at the expense and risk of Loyens & Loeff.

3.	Loyens & Loeff shall be obliged to exercise the due care that, in the given circumstances, may reasonably be expected from it with respect to the services provided by or on its behalf. Achieving the intended result is not guaranteed by Loyens & Loeff.

4.	When carrying out an assignment, Loyens & Loeff may involve one or more persons that are not, whether directly or indirectly, connected with Loyens & Loeff. Any failure of such person may be attributed to Loyens & Loeff, only if the Client proves that Loyens & Loeff did not act with due care when choosing such person.

5.	The Client shall allow that Loyens & Loeff and the persons involved in carrying out an assignment by or on behalf of Loyens & Loeff share information relating to the Client and an assignment awarded by the Client with other persons connected with Loyens & Loeff, to the extent required or useful for the purposes of client relation management.

6.1.	The Client shall be entitled to compensation for the entire damages sustained by The Client that is, by law, a consequence of an event or series of connected events for which Loyens & Loeff is liable by law:
a.	where Loyens & Loeff has any insurance coverage for such damages, not to exceed an amount equal to the insurance payment to be received by Loyens & Loeff plus the excess payable by Loyens & Loeff under such insurance;

b.	where Loyens & Loeff does not have insurance coverage for such damages at all, not to exceed an amount of EUR 450,000.
6.2.	Without prejudicing the provisions set forth in Article 89 of Book 6 of the Dutch Civil Code, the right to compensation for damages shall at any rate terminate twelve months after the occurrence of the event that caused, whether directly or indirectly, the damages for which Loyens & Loeff is liable.

6.3.	The provisions set forth in the two foregoing paragraphs shall also apply, if the Client claims compensation for damages on the grounds of a right taken over or acquired from a third party.

6.4	In the event that one or more third parties should claim from Loyens & Loeff compensation for damages they sustained in connection with services provided by or on behalf of Loyens & Loeff to the Client, the latter shall indemnify Loyens & Loeff against such claim or claims and additional costs, insofar as Loyens & Loeff should have to pay to the third party or parties compensation in excess of the compensation Loyens & Loeff would have had to pay to the Client if the Client had claimed compensation from Loyens & Loeff for the damages sustained by such third party or parties.

6.5	Compensation for damages from Loyens & Loeff in connection with services provided to the Client by or on behalf of Loyens & Loeff, the damages sustained by the Client shall not qualify for compensation insofar as the amount of the claim to be paid to the Client would, as such or after having been increased by the amount of the claim to be paid to the third party or parties, be in excess of the maximum amount provided in Article 6.1 under (a) or (b).

7.	The General Terms and Conditions may also be invoked by those natural persons or legal entities that are involved, whether directly or indirectly, in any manner whatsoever for the services provided by or on behalf of Loyens & Loeff.

8.	The General Terms and Conditions shall also be applicable to any supplementary or follow-up assignments.

9.	The District Court of Rotterdam shall have exclusive jurisdiction over any disputes between the Client and Loyens & Loeff, on the understanding that Loyens & Loeff shall continue to have power to take legal action against the Client in a court of law that would have had jurisdiction over disputes between the Client and Loyens & Loeff if the above nomination of jurisdiction had not been made.

10.	The General Terms and Conditions drawn up in the Dutch language shall prevail over the General Terms and Conditions drawn up in the English language or in any other language.
Deposited with the Registry of the Rotterdam District Court on 20 October 2006 under number 90/2006

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